SUZANO S.A.
Publicly-Held Company
Corporate Taxpayer ID (CNPJ/ME): 16.404.287/0001-55
Company Registry (NIRE): 29.3.0001633-1

MATERIAL FACT

São Paulo, December 19, 2025 – Suzano S.A. (“Suzano” or the “Company”) (B3: SUZB3 / NYSE: SUZ), in compliance with the provisions of Law No. 6,404 of December 15, 1976, CVM Resolution No. 44 of August 23, 2021, as amended and CVM Resolution No. 80 of March 29, 2022, informs its shareholders and the market in general that, [on this date], it received correspondence from Suzano Holding S.A. (“Suzano Holding”) stating that the following agreements have been executed:

(1)Shareholders’ Agreement of Suzano Holding, entered into by David Feffer, Daniel Feffer, Ruben Feffer, Mikhael Henriques Feffer, and Izabela Henriques Feffer (collectively, the “Max Group”), and Pedro Noah Hornett Guper, Ian Baruch Hornett Guper, Rafael Provenzale Guper, Gabriel Provenzale Guper, Janet Guper, Diego Guper Gersgorin, Bianca Terpins Garcia, Lisabeth S. Sander Nina Guper Sander, and Julia Guper Sander (collectively, the “Fanny Group”), which establishes governance rules and provides for the reorganization of the capital structure of Suzano Holding (“Shareholders’ Agreement – SH”); and

1.Shareholders’ Agreement of the Company, entered into by Suzano Holding and the shareholders of the Fanny Group, which establishes governance rules and restrictions on the transfer of the Company’s shares, among other matters (“Shareholders’ Agreement – Company”).

The Shareholders’ Agreement – SH provides, among other matters, for disproportionate reductions of Suzano Holding’s share capital, to be submitted annually to the resolution of the general meeting, from the fiscal year 2026 through the fiscal year 2045, pursuant to which the Fanny Group will receive shares issued by the Company in exchange for its shares issued by Suzano Holding that are to be canceled as a result of such capital reductions of Suzano Holding.

The Shareholders’ Agreement – Company will bind the shares issued by the Company held by SH, as well as the shares issued by the Company received by the Fanny Group as a result of the capital reductions mentioned above. Such agreement establishes, among other matters, the obligation of Suzano Holding and the shareholders of the Fanny Group to exercise their voting rights jointly and uniformly. The effectiveness of the Shareholders’ Agreement – Company is conditioned upon the receipt by the Fanny Group of shares issued by the Company within the scope of the first capital reduction to be carried out under the terms described above.

In compliance with applicable legislation, a copy of the Shareholders’ Agreement – Company is available for consultation on the Company’s investor relations website (https://ri.suzano.com.br), as well as on the website of the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and of B3 S.A. – Brasil, Bolsa, Balcão (http://www.b3.com.br).

São Paulo, December 19, 2025.

Marcos Moreno Chagas Assumpção
Vice-President of Finance and Investor Relations